

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2021

Omeed Malik
Chairman and Chief Executive Officer
Colombier Acquisition Corp.
590 Madison Ave., 21st Floor
New York, New York 10002

Re: Colombier Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 7, 2021
File No. 333-254492

Dear Mr. Malik:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Warrants, page 110

1. Please discuss the Applicable Law provisions in Section 9.3 of the Warrant Agreement, including how they apply to claims under the Securities Act or Exchange Act.

You may contact Lory Empie at 202-551-3714 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance